

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Mr. Matt Maddox
Chief Financial Officer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

Re: Wynn Resorts, Limited
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 0-50028

Dear Mr. Maddox:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief